Exhibit 3.4
AMENDMENT
The Bylaws of Murray Pacific are hereby amended as follows, effective as of June 7, 2004:
Article III, Section 2 shall be amended by changing Section 2 thereof so that, as amended, said section shall be read as follows:
“Section 2: NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of directors shall be seven (7) until changed by the amendment of the Bylaws duly adopted by the shareholders amending this Section 2.”
Article V, Section 3 shall be amended by changing Section 3 thereof so that, as amended, said section shall be read as follows:
“Section 3. ENDORSEMENT OF DOCUMENTS; CONTRACTS. The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.”